AIG Life and Retirement 21650 Oxnard Street Suite 750 Woodland Hills, CA 91367 www.aig.com Allen Hakakzadeh Associate Counsel T + 1 818 564 5243 F + 1 310 772 6569 allen.hakakzadeh@ aig.com

December 15, 2021

VIA EDGAR & E-MAIL

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street. N.E.

Washington, D.C. 20549

Re:    Variable Annuity Account Ten (“Registrant”)

American General Life Insurance Company (“Depositor”)

Advanced Outcomes Annuity (“Variable Annuity”)

Amended Form N-4

File Numbers: 333-254664 and 811-23649

Dear Mr. Foor:

Thank you for providing additional verbal comments on December 14, 2021 to our responses filed on November 23, 2021 regarding the amended Form N-4 Registration Statement referenced above. We have responded to your comments as follows:

Principal Risks of Investing in the Contract

Structured Outcome Funds Risk

1.  Comment – Please revise the disclosure so that the descriptions and examples of the parameters are less definitive. For example, regarding the downside participation rate where it is stated “If the downside participation rate is 50%, the Underlying Fund will reflect 50% of the negative performance of the referenced index on the Term End Date.” Consider using the phrases “will intend to reflect” or “will attempt to reflect” rather than “will reflect”.

    Response – We have revised the disclosure so that the descriptions and examples of the parameters are less definitive.

Investment Options

Electing the Investment Options

2.  Comment – Please add “based on your allocation instructions” and consider adding “Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions” at the end of the following sentence on page 16:

    “Prior to your initial Purchase Payment being allocated to one or more Next Funds, you must first elect to allocate your initial Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates.”

    Response – We have added “based on your allocation instructions” and “Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions” to the foregoing sentence.

3.  Comment – Please clarify what is meant by the phrase “most likely to receive the full effect of the parameters of the selected Strategy provided you do not transfer your money out before the end of term” as it appears on page 16.

    Response – We have clarified the phrase as follows: “If you elect to allocate your Purchase Payment to one or more Next Funds and you transfer your money out from the Next Funds before the end of the term, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term.”

Transfers During the Accumulation Phase

4.  Comment – Please include similar disclosure to what you have on page 16 regarding Purchase Payments (copied below) to the Transfers During the Accumulation Phase section located on page 17 as it related to transfers.

    “If you elect to allocate your Purchase Payment to one or more Current Funds, your money is being invested in Variable Portfolios of Underlying Funds with a Term Start Date that has already passed. Therefore, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term.”

    Response – We have added the following disclosure to Transfers During the Accumulation Phase on page 17.

    “If you elect to transfer your money in one or more Variable Portfolios with a Term Start Date that has already occurred, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term.”

Appendix A

5.  Comment – Please repeat disclosure that for allocations to Next Funds, an investor must elect to allocate their initial or subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on allocation instructions.

    Response – We have repeated disclosure that for allocations to Next Funds, an investor must elect to allocate their initial or subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on allocation instructions.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh